Exhibit 99.1

Exhibit 99.1 Confidential Settlement Communication Subject to FRE 408 and Similar Rules Project Prowess – Discussion Materials January 16, 2018

Confidential Settlement Communication Subject to FRE 408 and Similar Rules Proposed Treatment of Key Stakeholders ILLUSTRATIVE TERM SHEET  Right to invest in up to $100.0 MM of the ERO on a pro-rata basis $750.0 MM $438.9 MM  Right to invest in up to $100.0 MM of the ERO on a pro-rata basis otherwise based on Black-Scholes valuation) warrants and CVRs - Other material terms of backstop to be agreed 2 Term Loan B $719.1 MM Exchanged into pro-rata share of 61% of equity, subject to dilution from MIP, warrants and CVRs 2020 Secured Notes Exchanged into pro-rata share of 61% of equity, subject to dilution from MIP, warrants and CVRs Right to invest in up to $100.0 MM of the ERO on a pro-rata basis 2017 Secured Notes Exchanged into pro-rata share of 61% of equity, subject to dilution from MIP, warrants and CVRs SSCF GIEK Tranche $330.4 MM Maturity extended to [2024] SSCF Commercial Tranches $330.4 MM Maturity extended to [2024] Existing Equity N/A Pro-rata share of 6% of equity, subject to dilution from ERO, MIP, warrants and CVRs Right to invest in up to $100.0 MM of the ERO on a pro-rata basis 7-year warrants for 15% of fully-diluted equity - will include a change of control protection (converts to warrants of a qualifying public buyer, - strike price equal to equitizing debt receiving recovery of par plus accrued unpaid interest Contingent value rights (“CVRs”) based on successful arbitration/settlement of Zonda claim (structure TBD) Equity Rights Offering (“ERO”) $200.0 MM New capital providers to receive pro-rata portion of 31% of primary equity, subject to dilution from MIP, ERO to be fully backstopped by QP - QP to receive a backstop fee of 2% of equity, subject to dilution from MIP, warrants and CVRs QP to receive a consulting fee of 1% and a structuring fee of 1% in equity, subject to dilution from MIP, warrants and CVRs Revolving Credit Facility $475 MM Maturity extended to [2023]

Comparison of Recent Restructuring Proposals

Confidential Settlement Communication
Subject to FRE 408 and Similar Rules

	COMPANY PROPOSAL (6-SEP-2017)	AHG PROPOSAL (26-SEP- 2017)	COMPANY PROPOSAL (12-OCT-2017)	QP PROPOSAL (12-JAN-2018)
Maturity Extension	• RCF to Jun-23 • SSCF to May-2024	• Same	• Same, subject to discussions with SSCF and RCF	• Same

Debt Equitization	• 100% of 2017 SSN
	• 100% of 2018 TLB
	• 100% of 2020 SSN
	• ~55% of the SSCF ($361M)
		• 100% of 2017 SSN
		• 100% of 2018 TLB
		• 100% of 2020 SSN
			• Same debt equitization
			• Subject to raising $200M in two equity rights offerings:
			  • $100M to existing equity backstopped by QP at a fixed price
			  • $100M to creditors backstopped by interested creditors on the same terms as QP
			• If creditors do not wish to backstop rights offering, second rights offering is raised without a backstop (reverse Dutch auction)
			• Backstop fee TBD paid in stock
				• Same debt equitization
				• Subject to raising $200M in ERO
				• Right to participate in up to $100M of the ERO for the equitizing debt holders on a pro-rata basis
				• ERO to be fully backstopped by QP with a backstop fee of 2% of equity
				• Additional 2.0% of equity to be paid to QP in the form of structuring and consulting fees

Shareholder Retained Ownership	• 17.5% of reorganized equity pre-warrants and pre-MIP • Warrants for 10% ownership with a strike price equal to a recovery by creditors of 100% plus accrued interest as of the petition date • Warrants tenor: TBD	• 2.75% of reorganized equity pre-warrants and pre-MIP • Same warrant package • Warrants tenor: 4 years	• 10.0% of reorganized equity pre-rights offering, pre-warrants and pre-MIP (including any structuring and consulting fees for QP negotiated and agreed by independent directors) • Warrants for TBD% ownership with a strike price TBD • Warrants tenor: 7 years	• 6.0% of reorganized equity before dilution from ERO, warrants, MIP and CVRs • Right to participate in up to $100M of the ERO on a pro-rata basis • CVRs (structure TBD) based on Zonda claim settlement • Warrants for 15% equity on a fully-diluted basis with a strike price equal to a recovery by creditors of 100% plus accrued interest as of the petition date • Warrants tenor: 7 years
Governance	• QP to nominate two of seven directors	• Equitizing creditors to nominate all directors	• Existing board to nominate two of the seven directors	• TBD
MIP	• TBD	• TBD	• TBD	• TBD

P / W / P
PERELLA WEINBERG PARTNERS

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Confidential Settlement Communication Subject to FRE 408 and Similar Rules Legal Disclosures This Presentation has been provided to you by Perella Weinberg Partners and its affiliates (collectively “Perella Weinberg Partners” or the “Firm”) and may not be used or relied upon for any purpose without the written consent of Perella Weinberg Partners. The information contained herein (the “Information”) is confidential information. By accepting this Information, you agree that you will, and you will cause your directors, partners, officers, employees, attorney(s), agents and representatives to, use the Information only for your informational purposes and for no other purpose and will not divulge any such Information to any other party. Any reproduction of this Information, in whole or in part, is prohibited. These contents are proprietary information and products of Perella Weinberg Partners. The Information contained herein is not an offer to buy or sell or a solicitation of an offer to buy or sell any corporate advisory services or security or to participate in any corporate advisory services or trading strategy. Any decision regarding corporate advisory services or to invest in the investments described herein should be made after, as applicable, reviewing such definitive offering memorandum, conducting such investigations as you deem necessary and consulting the investor's own investment, legal, accounting and tax advisors in order to make an independent determination of the suitability and consequences of an investment or service. Nothing contained herein should be construed as tax, accounting or legal advice. You (and each of your employees, representatives or other agents) may disclose to any and all persons, without limitation of any kind, the tax treatment and tax structure of the transactions contemplated by these materials and all materials of any kind (including opinions or other tax analyses) that are provided to you relating to such tax treatment and structure. For this purpose, the tax treatment of a transaction is the purported or claimed U.S. federal income tax treatment of the transaction and the tax structure of a transaction is any fact that may be relevant to understanding the purported or claimed U.S. federal income tax treatment of the transaction. Perella Weinberg Partners LP, Tudor, Pickering, Holt & Co. Securities, Inc., and Tudor, Pickering, Holt & Co. Advisors, LLC are each members of FINRA (www.finra.org) and SIPC. 4